UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________
Commission file number 1-13873
A) Full title of the plan and the address of the plan, if different from that of issuer name below:
STEELCASE INC. RETIREMENT PLAN
B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Steelcase Inc.
901 44th Street SE
Grand Rapids, Michigan 49508

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Steelcase Inc. Retirement Plan

Date: August 26, 2005	By:	/s/ James P. Keane
James P. Keane
Senior Vice President, Chief Financial Officer Steelcase, Inc.

Steelcase Inc. Retirement Plan
Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits -
February 28, 2005 and February 29, 2004	4
Statement of Changes in Net Assets Available for Benefits -
Years Ended February 28, 2005 and February 29, 2004	5
Notes to Financial Statements	6 - 13

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
February 28, 2005	14 - 24

Exhibit Index
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Plan Administrator of Steelcase Inc.
     Retirement Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. Retirement Plan (the Plan) as of February 28, 2005 and February 29, 2004, and the related statement of changes in net assets available for benefits for the years ended February 28, 2005 and February 29, 2004. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2005 and February 29, 2004, and changes in net assets available for benefits for the years ended February 28, 2005 and February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of and for the year ended February 28, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the plan administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Grand Rapids, Michigan
June 9, 2005

Steelcase Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	February 28,	February 29,
	2005	2004

Investments:
Mutual funds	$229,825,567	$307,262,463
Common collective trust funds	813,083,304	717,394,397
Money market funds	108,793,662	128,997,329
U.S. government securities	112,762,352	106,235,987
Corporate bonds	33,176,642	118,991,784
Private investment funds	31,511,206	—
Contract with insurance company	1,809,752	3,417,975
Foreign Bonds/Warrants	632,032	—
Steelcase Inc. common stock	765,993	637,249
Participant loans	16,239,014	19,569,300

Total investments	1,348,599,524	1,402,506,484
Cash	76,382	5,162,561
Accrued investment income	943,437	2,642,791
Investment transactions pending settlement	7,302,075	(3,339,081)
Company contribution receivable	15,053,324	16,297,545
Cash surrender value of life insurance
(face amount $73,393,547 and $87,188,657)	16,538,742	17,744,639

Net Assets Available for Benefits	$1,388,513,484	$1,441,014,939

See accompanying notes to financial statements.

Steelcase Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	February 28,	February 29,
Year ended	2005	2004

Additions
Contributions:
Company contributions	$14,356,956	$12,160,433
Participant contributions	18,668,548	19,002,552
Rollovers	636,824	258,507
Investment income (loss):
Net appreciation in market value	56,184,528	182,111,688
Interest on corporate bonds	1,319,338	10,972,838
Dividends from mutual funds	10,601,715	13,335,559
Interest on U.S. government securities	4,964,044	7,053,013
Insurance proceeds	3,652,871	5,381,802
Interest on money market funds	2,122,486	1,523,577
Dividends from common stocks	4,391	1,519,458
Interest on participant loans	902,854	1,215,304
Interest on private investment funds	2,874,009	—
Decrease in cash surrender value of life insurance	(1,205,897)	(1,884,161)

Total Additions	115,082,667	252,650,570

Deductions
Benefits paid to participants	163,795,115	160,895,615
Insurance premiums	869,876	1,043,462
Administrative expenses	2,919,131	1,483,987

Total Deductions	167,584,122	163,423,064

Net increase (decrease)	(52,501,455)	89,227,506
Net Assets Available for Benefits, beginning of year	1,441,014,939	1,351,787,433

Net Assets Available for Benefits, end of year	$1,388,513,484	$1,441,014,939

See accompanying notes to financial statements.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

1.	Plan Description	General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan where participants have accounts in at least one of three account categories: 1) 401(k); 2) Profit-Sharing; and 3) Nondiscretionary. It covers primarily all employees of the North America business unit of Steelcase Inc. (Company) and certain other affiliates, divisions and locations of the Company that participate in the Plan and provides for benefits upon termination of employment, death or disability. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

     401(k) - Participants may elect to defer to the Plan, on a pre-tax basis, specified maximum amounts of eligible compensation as defined in the Plan. At participating locations, participants may also elect to contribute an amount equal to pre-tax elective deferrals, as selected by the participant, under BenefitSystems, a cafeteria plan established and maintained by the Company. Additionally, participants may contribute amounts representing distributions from other qualified plans.

     Certain participating affiliates, divisions and locations may make matching contributions at their discretion on behalf of their participants, at the level and under the conditions determined by them each year.

     Profit-Sharing - Contributions are made at the discretion of the Company. For the fiscal 2005 and 2004 plan years, profit-sharing contributions were made at some locations.

Steelcase Inc. Retirement Plan

Notes to Financial Statements

     Nondiscretionary - Company contributions are required to be 5% of the eligible compensation of participants at select locations annually. Participants at these select locations become eligible to receive nondiscretionary contributions upon completion of one year of service.

Participant Accounts

Participants may direct their account to be invested in various investment options offered by the Plan. Earnings, net gains and losses, and administrative expenses are allocated daily to the accounts of participants based on the number of units of each individual investment in the participants’ accounts.

     401(k) - Pre-tax elective deferral contributions are allocated to the participants’ accounts on a weekly, bi-weekly or monthly basis. Matching contributions are allocated as soon as administratively feasible. Transfers between investment funds can be made on a daily basis.

     Profit-Sharing - Profit-sharing contributions are allocated to the accounts of participants based on the ratio that the eligible compensation of each participant at the location making the contribution bears to the total eligible compensation of all participants at that location. Transfers between investment funds can be made on a quarterly basis.

     Participants at select locations who have been employed by the Company for at least three years may also elect to purchase life insurance from profit-sharing contributions allocated to their account, subject to certain limitations.

     Nondiscretionary - Nondiscretionary contributions are allocated to the accounts of participants on behalf of whom those contributions are made. Transfers between investment funds can be made on a quarterly basis.

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Vesting

     401(k) - Pre-tax elective deferral and matching contributions to 401(k) accounts vest immediately.

     Profit-Sharing and Nondiscretionary - A participant’s profit-sharing and nondiscretionary vested percentage is determined as follows:

Vested
Years of vesting service	percentage

Less than 3	0%
3 but less than 4	20
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s account, regular installments (not less frequent than annual), a partial distribution, an annuity purchased equal to the value of the participant’s account or a transfer into another qualified retirement plan or IRA. Limited in-service distributions are also available for participants who experience a hardship, as defined in the Plan, or reach age 59 1/2.

Forfeitures

Forfeitures apply to the nonvested portion of profit-sharing and nondiscretionary accounts. Primarily, forfeited amounts are applied to reduce subsequent Company contributions. At February 28, 2005 and February 29, 2004, forfeited nonvested accounts totaled $710,652 and $1,575,158, respectively.

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Participant Loans

Participant loans apply only to 401(k) (including matching), profit-sharing, rollover and post-tax (if any) accounts. Participants may, with the consent of the plan administrator, borrow up to 50% of their vested account balance or $15,000 ($50,000 for loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at 5.00% - 10.00% The loans are repaid ratably through payroll deductions over a period of four and a half years or less, except that a loan used to purchase the principal residence of the participant may be repaid over a longer term. Interest earned on participant loans is allocated to the respective investment funds in accordance with participant elections for current contributions.

2.	Significant Accounting Policies	Basis of Accounting The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Concentrations of Risk

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Investment Valuation

Investments in mutual funds, common/collective trust funds, money market funds, government securities, corporate bonds, private investment funds, foreign bonds, warrants and common stock are stated at fair value based on quoted market prices. The CIGNA Chartered Guaranteed Long-Term Account is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less any withdrawals. Participant loans are stated at cost, which approximates fair value.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan, as allowed. Administrative expenses primarily include direct billed investment manager fees, legal fees, recordkeeper fees and trustee fees and totaled $2,919,131 and $1,483,987 for the years ended February 28, 2005 and February 29, 2004, respectively.

Investment manager fees totaled approximately $5.2 million and $6.5 million for the years ended February 28, 2005 and February 29, 2004, respectively and are either billed directly or indirectly to the Plan. Those billed directly are typically from common collective trust fund investments and recorded as an Administrative Expense, noted above. They totaled approximately $1.9 million and $600,000 for the years ended February 28, 2005 and February 29, 2004, respectively. Investment manager fees billed indirectly to the Plan are typically from mutual fund investments and recorded as an offset in Net Appreciation of Investments. They totaled approximately $3.3 million and $5.9 million for the years ended February 28, 2005 and February 29, 2004, respectively.

Due to a shift in the type of investments the Plan was holding from fiscal 2004 to 2005, there was an increase in direct billed investment manager fees and a decrease in indirect investment manager fees from fiscal 2004 to 2005.

Steelcase Inc. Retirement Plan

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

3.	Investments	The Board of Directors of the Company through it’s Compensation Committee, has delegated authority to the Investment Committee (Committee) to set the investment policy for the Plan, review results of plan investments, recommend changes in plan investment options, and oversee asset managers. The Committee is made up of members of the Board of Directors, members of management and plan trustees.

The Profit Sharing and Nondiscretionary portions of the Plan offer four investment options (Balanced Fund, General Fund, Long-Term Growth Fund and Money Market Fund) to participants. Each of these funds represents several assets in various investment categories, (mutual funds, common/collective trust funds, money market funds, government securities, corporate bonds, private investment funds, foreign bonds, warrants, common stock and contracts with an insurance company), that the Company has grouped together into a single investment option. The 401(k) portion of the Plan offers 11 investment options with varying levels of risk to participants.

At the end of the fiscal 2004 plan year, the Company added several new asset managers in order to reduce risk to the Plan arising from entire investment options being managed by a single entity and by increasing the number of investment options available to participants. Because of the new asset managers, the underlying asset mix of the Profit Sharing and Nondiscretionary investment fund options of the Plan also changed.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of February 29, 2004:

Steelcase Inc. Retirement Plan
Notes to Financial Statements

	February 28,	February 29,
	2005	2004

Mutual Funds:
Vanguard Extended Market Index Inst	$81,199,225	$—
Common/Collective Trust Funds:
Fifth Third Equity Index Fund Commingled	236,813,836	240,536,300
NTGI-QM Collective Daily Aggregate
Bond Index Fund	129,336,956	133,877,456
Fifth Third Small/Mid Cap Core Fund	72,604,389	73,361,034
Montgomery US Core Fixed Income Fund	143,625,397	59,659,197	*
Money Market Funds:
Fifth Third Institutional Money Market Fund	107,461,327	113,822,336

* Less than 5%

During the fiscal 2005 and 2004 plan year, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	February 28,	February 29,
Year ended	2005	2004

Common/collective trust fund	$45,988,821	$35,725,695
Mutual funds	14,965,338	129,070,762
Private investment funds	(2,110,101)	92,152
Common stock	2,780	22,991,725
U.S. Government Securities	(2,436,756)	(3,414,355)
Corporate bonds	(372,549)	(2,729,707)
Foreign bonds/warrants	(344)	—
Steelcase Inc. common stock	18,780	199,241
Contract with insurance company	128,559	176,175

Net appreciation in market value	$56,184,528	$182,111,688

4.	Related Party Transactions	Investments in money market funds and certain mutual funds are managed by Fifth Third Bank, trustee of the Plan. Certain common/collective trust funds are managed by Bank of New York, custodian of the Plan. These transactions qualify as party-in-interest transactions and are exempt under the provisions of Prohibited Transaction Exemption #77-4. The fees paid by the Plan to the trustee totaled $250,000 for fiscal 2005 and 2004.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has

Steelcase Inc. Retirement Plan
Notes to Financial Statements

the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the assets are to be used for the payment of all debts of the Plan and any remaining funds or property are to be vested completely in the participants’ accounts and distributed among them as they become eligible under the provisions of the Plan.

6.	Income Tax Status	The Plan has requested a determination letter from the Internal Revenue Service regarding its tax qualified status and is now awaiting approval. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-0819050
Plan Number: 001
February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Money Market Funds
*	Fifth Third Prime Money Market Fund Inst	1,332,334.700	**	$1,332,335
*	Fifth Third Institutional Money Mkt Fund	107,461,327.190	**	107,461,327

	Total Money Market Funds			108,793,662

	Mutual Funds
	American Funds Growth Fund Of America R5	1,044,486.399	**	28,493,588
	Western Asset Core Plus Bond Inst	1,220,217.416	**	12,958,709
	Delaware Pooled Trust	2,371,906.149	**	29,601,389
*	Fifth Third Short Term Bond Fund Inst	3,471,705.722	**	32,772,902
	Templeton Foreign Fund A	1,566,687.189	**	19,708,925
	Vanguard Extended Market Index Inst	2,628,657.321	**	81,199,225
	Vanguard Windsor Ii Admiral	454,461.682	**	25,090,829

	Total Mutual Funds			229,825,567

	Common/Collective Trust Funds
	The Boston Co - Emerging Mkts Equity Fund	1,131,406.893	**	33,064,722
	Eafe Plus - JP Morgan Chase Bank	4,296,265.079	**	63,498,798
	US Real Estate - JP Morgan Chase Bank	1,426,470.949	**	34,520,597
	Montgomery US Core Fixed Income Fund	13,985,490.830	**	143,625,397

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	NTGI-QM Collective Daily Aggregate Bond Index Fund	406,972.105	**	129,336,956
*	Fifth Third Equity Index Collective Fund	2,091,053.255	**	47,926,941
*	Fifth Third Equity Index Fund Commingled	10,081,474.519	**	236,813,836
*	Fifth Third Short Term Bond Collective Fund	5,221,380.643	**	51,691,668
*	Fifth Third Small/Mid Cap Core Fund Collective Fund	3,945,890.711	**	72,604,389

	Total Common/Collective Trust Funds			813,083,304

	U.S. Government Securities
	Federal Home Loan Mtge Corp 7.0000% Due 12/01/14 Issued 01/01/03	1,211,000.000	**	437,371
	Federal Home Loan Mtge Corp 7.0000% Due 03/01/16 Issued 01/01/03	1,362,000.000	**	408,833
	Federal Home Loan Mtge Corp 2.8500% Due 02/23/07 Issued 02/23/04	400,000.000	**	393,125
	Federal Home Loan Mtge Corp 4.0000% Due 05/01/19 Issued 05/01/04	1,000,000.000	**	914,802
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 10/15/16 Issued 10/01/01	1,700,000.000	**	1,723,980
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 12/15/16 Issued 12/01/01	1,050,000.000	**	995,125
	Federal Home Loan Bks 4.5000% Due 11/15/12 Issued 11/22/02	250,000.000	**	250,312
	Federal Home Loan Bks 2.5000% Due 03/15/06 Issued 01/21/03	4,150,000.000	**	4,109,797
	Federal Home Loan Mtge Corp 6.0000% Due 11/15/23 Issued 11/01/93	1,100,000.000	**	1,138,776
	Federal Home Loan Mtge Corp Remic Tr 6.5000% Due 05/15/24 Issued 05/01/94	835,000.000	**	874,807
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 11/15/28 Issued 11/01/98	1,175,000.000	**	1,200,473
	Federal Home Loan Bks 4.5000% Due 09/16/13 Issued 09/22/03	2,700,000.000	**	2,694,094
	Federal Home Loan Bks 3.6250% Due 11/14/08 Issued 10/27/03	1,925,000.000	**	1,896,727
	Federal Home Loan Mtge Corp 7.2200% Due 6/14/06 Issued 06/14/96	1,250,000.000	**	1,308,594
	Federal Home Loan Mtge Corp 5.7500% Due 04/15/08 Issued 04/09/98	380,000.000	**	399,475

Steelcase Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Federal Home Loan Mtge Corp Deb 2.3750% Due 02/15/07 Issued 01/16/04	200,000.000	**	194,875
	Federal Natl Mtge Assn Gtd Remic 6.5000% Due 07/25/23 Issued 08/01/93	550,000.000	**	572,849
	Federal Natl Mtge Assn Gtd 6.5000% Due 04/25/23 Issued 11/01/93	840,000.000	**	859,441
	Federal Natl Mtge Assn Deb 6.3750% Due 06/15/09 Issued 06/08/99	375,000.000	**	406,055
	Federal Natl Mtge Assn 6.6250% Due 09/15/09 Issued 09/01/99	500,000.000	**	547,969
	Federal Natl Mtge Assn 7.2500% Due 01/15/10 Issued 01/14/00	3,000,000.000	**	3,384,375
	Federal Natl Mtge Assn 6.0000% Due 05/15/11 Issued 05/25/01	1,350,000.000	**	1,463,906
	Federal Natl Mtge Assn 3.2500% Due 01/15/08 Issued 01/10/03	250,000.000	**	245,156
	Federal Natl Mtge 4.2500% Due 06/25/21 Issued 05/01/03	1,300,000.000	**	829,817
	Federal Natl Mtge Assn Remic Tr 4.0000% Due 05/25/22 Issued 07/01/03	1,070,000.000	**	798,804
	Federal Home Loan Mtge Corp Remic Tr 5.0000% Due 07/15/14 Issued 01/01/03	1,090,000.000	**	1,104,869
	Federal Home Loan Mtge Corp 3.5000% Due 12/15/22 Issued 04/01/03	1,140,000.000	**	680,837
	Federal Home Loan Mtge Corp Grp # 2594qd 5.0000% Due 08/15/27 Issued 04/01/03	1,289,000.000	**	1,295,179
	Federal Home Loan Mtge Corp 4.5000% Due 06/15/18 Issued 06/01/03	860,000.000	**	884,326
	Federal Natl Mtge Assn Gtd 4.5000% Due 09/25/18 Issued 08/01/03	1,600,000.000	**	1,512,896
	Federal Natl Mtge Assn Remic Tr 5.0000% Due 12/25/32 Issued 08/01/03	550,000.000	**	547,214
	Federal Home Loan Mtge Corp 4.5000% Due 07/15/18 Issued 07/01/03	860,000.000	**	879,212
	Federal Natl Mtge Assn Remic Tr 4.5000% Due 08/25/25 Issued 04/01/04	1,050,000.000	**	1,038,758
	Federal Natl Mtge Assn Gtd Remic 3.2500% Due 08/25/25 Issued 04/01/04	550,000.000	**	486,129
	Federal Natl Mtge Assn Pool #4200 4.5000% Due 06/25/19 Issued 05/01/04	1,115,000.000	**	1,061,116
	Federal Natl Mtge Assn 5.5000% Due 07/25/24 Issued 06/01/04	850,000.000	**	871,763
	Federal Natl Mtge Assn Remic Tr 4.0000% Due 10/25/19 Issued 09/01/04	1,100,000.000	**	1,019,179
	Federal Natl Mtge Assn Remic Tr 4.0000% Due 11/25/19 Issued 10/01/01	1,175,000.000	**	1,084,936

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Federal Home Loan Mtge Corp Remic 5.0000% Due 08/15/22 Issued 08/01/03	1,450,000.000	**	1,217,741
	Federal Home Loan Mtge Corp 5.0000% Due 11/15/20 Issued 08/01/03	840,000.000	**	844,245
	Federal Home Loan Mtge Corp 5.0000% Due 08/15/26 Issued 08/01/03	1,525,000.000	**	1,557,006
	Federal Home Loan Mtge Corp Remic Tr 4.0000% Due 08/15/18 Issued 08/01/03	800,000.000	**	739,635
	Federal Home Loan Mtge Corp Remic Tr 4.0000% Due 01/15/17 Issued 10/01/03	860,000.000	**	812,842
	Federal Home Loan Mtge Corp Remic Tr 4.0000% Due 09/15/19 Issued 10/01/03	1,125,000.000	**	918,384
	Federal Home Loan Mtge Corp Remic Tr 5.0000% Due 05/15/20 Issued 10/01/03	1,090,000.000	**	1,100,409
	Federal Home Loan Mtge Corp 5.0000% Due 09/15/18 Issued 11/01/03	1,015,000.000	**	1,025,290
	Federal Home Loan Mtge Corp Remic 5.0000% Due 02/15/24 Issued 02/01/04	1,010,000.000	**	981,342
	Federal Home Loan Mtge Corp 5.0000% Due 05/15/27 Issued 03/01/04	1,450,000.000	**	1,462,341
	Federal Home Loan Mtge Corp 6.5000% Due 11/15/17 Issued 04/01/04	1,050,000.000	**	994,845
	Federal Home Loan Mtge Corp 5.0000% Due 11/15/17 Issued 04/01/04	1,450,000.000	**	1,474,092
	Federal Natl Mtge Assn Pool # 685315 5.5000% Due 02/01/33 Issued 02/01/03	6,500,000.000	**	4,081,041
	Federal Natl Mtge Assn Pool # 721608 4.0000% Due 07/01/18 Issued 06/01/03	400,000.000	**	321,930
	Federal Natl Mtge Assn Pool # 726912 4.0000% Due 08/01/33 Issued 08/01/03	1,175,000.000	**	1,006,711
	Federal Natl Mtge Assn Pool # 740462 5.0000% Due 11/01/18 Issued 10/01/03	1,250,000.000	**	1,099,175
	Federal Natl Mtge Assn Pool # 756216 5.0000% Due 01/01/34 Issued 01/01/04	600,000.000	**	540,802
	Federal Natl Mtge Assn Pool # 767378 5.5000% Due 03/01/34 Issued 03/01/04	575,000.000	**	547,212
	Federal Natl Mtge Assn Pool # 773629 5.5000% Due 04/01/34 Issued 03/01/04	700,000.000	**	639,959
	Federal Natl Mtge Assn Pool # 776657 4.5000% Due 06/01/29 Issued 06/01/04	1,010,000.000	**	808,358
	Federal Natl Mtge Assn Pool # 810663 5.0000% Due 01/01/35 Issued 01/01/05	65,000.000	**	64,048
	United States Treasury Bonds 7.5000% Due 11/15/16 Issued 11/15/86	1,700,000.000	**	2,156,609
	United States Treasury Bonds 7.2500% Due 08/15/22 Issued 08/15/92	1,700,000.000	**	2,199,307

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	United States Treasury Bonds 6.8750% Due 08/15/25 Issued 08/15/95	1,500,000.000	**	1,905,234
	United States Treasury Bonds 6.6250% Due 02/15/27 Issued 02/15/97	2,450,000.000	**	3,054,929
	United States Treasury Bonds 6.3750% Due 08/15/27 Issued 08/15/97	850,000.000	**	1,033,311
	United States Treasury Notes 6.1250% Due 08/15/07 Issued 08/15/97	250,000.000	**	264,336
	United States Treasury Notes 5.6250% Due 05/15/08 Issued 05/15/98	300,000.000	**	316,512
	United States Treasury Notes 6.0000% Due 08/15/09 Issued 08/15/99	900,000.000	**	974,781
	United States Treasury Notes 6.5000% Due 02/15/10 Issued 02/15/00	3,975,000.000	**	4,416,901
	United States Treasury Notes 5.7500% Due 08/15/10 Issued 08/15/00	2,850,000.000	**	3,085,570
	United States Treasury Notes 5.0000% Due 08/15/11 Issued 08/15/01	1,050,000.000	**	1,100,242
	United States Treasury Notes 3.5000% Due 11/15/06 Issued 11/15/01	1,900,000.000	**	1,899,335
	United States Treasury Notes 4.3750% Due 05/15/07 Issued 05/15/02	5,000,000.000	**	5,078,300
	United States Treasury Notes 2.3750% Due 08/15/06 Issued 08/15/03	4,900,000.000	**	4,826,108
	United States Treasury Notes 4.2500% Due 08/15/13 Issued 08/15/03	1,550,000.000	**	1,542,854
	United States Treasury Notes 3.1250% Due 09/15/08 Issued 09/15/03	250,000.000	**	244,102
	United States Treasury Notes 2.6250% Due 11/15/06 Issued 11/17/03	300,000.000	**	295,547
	United States Treasury Notes 3.3750% Due 11/15/08 Issued 11/15/03	1,200,000.000	**	1,179,792
	United States Treasury Notes 3.2500% Due 01/15/09 Issued 01/15/04	4,325,000.000	**	4,227,860
	United States Treasury Notes Secs Stripped Due 05/15/09 Issued 03/15/85	3,400,000.000	**	2,887,875
	United States Treasury Notes Secs Stripped Due 11/15/12 Issued 11/15/82	325,000.000	**	232,924
	United States Treasury Stripped Coupons Due 11/15/15 Issued 01/01/86	5,700,000.000	**	3,495,582
	United States Treasury Notes Secs Stripped Due 05/15/16 Issued 09/14/87	3,350,000.000	**	1,999,246
	United States Treasury Secs Stripped Due 02/15/23 Issued 02/15/93	3,850,000.000	**	1,591,734

	Total U.S. Government Securities		**	112,762,352

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	Corporate Bonds		**
	Abn Amro Mtge Corp 4.5000% Due 07/25/18 Issued 06/01/03	920,000.000	**	544,102
	American Airls Pass Thru Tr 7.0240% Due 10/15/09 Issued 10/06/99	85,000.000	**	87,157
	American Express Cr Corp 3.0000% Due 05/16/08 Issued 05/16/03	595,000.000	**	574,502
	American Express Cr Account 4.3500% Due 12/15/11 Issued 06/02/04	790,000.000	**	791,544
	American Gen Fin Corp M/T/N 4.6250% Due 05/15/09 Issued 05/20/04	155,000.000	**	155,835
	Banc Amer Fdg Corp 5.5000% Due 10/25/34 Issued 09/01/04	865,000.000	**	781,660
	Banc Amer Mtge Secs Inc 5.7500% Due 08/25/34 Issued 07/01/04	860,000.000	**	885,261
	Bank Amer Corp 6.2500% Due 04/15/12 Issued 04/22/02	575,000.000	**	628,895
	Bank Amer Corp 4.8750% Due 09/15/12 Issued 09/25/02	35,000.000	**	35,411
	Bank Amer Corp 3.8750% Due 01/15/08 Issued 11/26/02	500,000.000	**	497,100
	Bear Stearns Coml Mtge Secs Inc 3.7000% Due 08/13/46 Issued 11/01/04	260,000.000	**	255,473
	Bear Stearns Cos Inc 5.7000% Due 01/15/07 Issued 01/15/02	595,000.000	**	613,534
	Bear Stearns Cos Inc 4.0000% Due 01/31/08 Issued 12/26/02	15,000.000	**	14,912
	Bottling Group Llc 5.0000% Due 11/15/13 Issued 11/17/03	325,000.000	**	330,479
	Cit Group Inc M/T/N 6.8750% Due 11/01/09 Issued 11/05/02	20,000.000	**	21,890
	Cit Group Inc Medium Term Sr 4.7500% Due 12/15/10 Issued 12/09/03	525,000.000	**	525,373
	Cwabs Inc V/R 2.8000% Due 05/25/36 Issued 12/29/04	1,025,000.000	**	1,025,851
	Capital One Auto Fin Tr 3.0700% Due 07/15/08 Issued 05/25/04	580,000.000	**	573,741

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	Caterpillar Inc 7.2500% Due 09/15/09 Issued 09/17/99	100,000.000	**	111,249
	Citigroup Inc 3.5000% Due 02/01/08 Issued 01/31/03	15,000.000	**	14,750
	Citigroup Inc 5.0000% Due 09/15/14 Issued 09/16/04	790,000.000	**	792,149
	Comcast Corp New 5.5000% Due 03/15/11 Issued 03/14/03	300,000.000	**	312,171
	Conoco Funding Co 6.3500% Due 10/15/11 Issued 10/11/01	500,000.000	**	550,895
	Consolidated Edison Co N Y Inc 4.7000% Due 06/15/09 Issued 06/17/04	220,000.000	**	223,010
	Countrywide Home Loans Inc M/T/N 6.6250% Due 05/15/07 Issued 05/17/02	500,000.000	**	515,410
	Countrywide Home Loans Inc 4.0000% Due 03/22/11 Issued 03/22/04	20,000.000	**	19,118
	Credit Suisse First Boston USA 6.5000% Due 01/15/12 Issued 01/11/02	400,000.000	**	440,668
	Credit Suisse First Boston USA 5.7500% Due 04/15/07 Issued 04/08/02	400,000.000	**	413,888
	Credit Suisse Fb USA Inc 4.7000% Due 06/01/09 Issued 05/27/04	20,000.000	**	20,195
	Deere John Cap Corp Medium 3.6250% Due 05/25/07 Issued 05/28/04	250,000.000	**	247,266
	Du Pont E I De Nemours & Co 4.1250% Due 04/30/10 Issued 04/30/04	215,000.000	**	212,613
	Duke Energy Corp 6.2500% Due 01/15/12 Issued 01/14/02	250,000.000	**	270,535
	Eop Oper Ltd Partnership 6.7500% Due 02/15/12 Issued 02/15/02	160,000.000	**	176,186
	Erp Oper Ltd Partnership 4.7500% Due 06/15/09 Issued 06/04/04	55,000.000	**	55,418
	Fmr Corp 4.7500% Due 03/01/13 Issued 02/27/03	375,000.000	**	371,066
	First Data Corp 3.9000% Due 10/01/09 Issued 09/16/04	290,000.000	**	284,980
	First Horizon Mtge Passthru Tr 4.5000% Due 09/25/19 Issued 05/01/04	1,120,000.000	**	1,099,354
	Fleet Boston Corp 7.3750% Due 12/01/09 Issued 12/06/99	20,000.000	**	22,465

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	Ford Cr Auto Owner Tr 2.9300% Due 03/15/08 Issued 05/25/04	1,015,000.000	**	1,004,061
	Ford Mtr Cr Co 7.8750% Due 06/15/10 Issued 06/14/00	500,000.000	**	533,750
	General Elec Cap Corp M/T/N 2.7500% Due 05/01/08 Issued 05/02/03	635,000.000	**	622,357
	General Elec Cap Corp M/T/N 2.7500% Due 09/25/06 Issued 09/17/03	525,000.000	**	517,036
	General Elec Cap Corp M/T/N 6.0000% Due 06/15/12 Issued 06/07/02	225,000.000	**	242,989
	General Mtrs Accep Corp 7.2500% Due 03/02/11 Issued 03/02/01	300,000.000	**	304,356
	General Mtrs Accep Corp 6.1250% Due 02/01/07 Issued 02/01/02	300,000.000	**	305,313
	Glaxosmithkline Cap Inc 4.3750% Due 04/15/14 Issued 04/06/04	335,000.000	**	323,131
	Goldman Sachs Inc 6.6000% Due 01/15/12 Issued 01/10/02	960,000.000	**	1,060,493
	Harrahs Oper Inc 8.0000% Due 02/01/11 Issued 01/29/01	135,000.000	**	155,181
	Household Fin Corp 7.0000% Due 05/15/12 Issued 05/22/02	725,000.000	**	817,698
	Household Fin Corp 4.7500% Due 05/15/09 Issued 05/26/04	20,000.000	**	20,233
	International Lease Fin Corp 4.7500% Due 02/15/08 Issued 02/10/03	230,000.000	**	231,711
	International Paper Co 4.0000% Due 04/01/10 Issued 03/18/04	285,000.000	**	276,590
	Keycorp New 7.5000% Due 6/15/06 Issued 06/10/96	210,000.000	**	219,618
	Keycorp Mtn 4.7000% Due 05/21/09 Issued 05/21/04	100,000.000	**	100,567
	Keyspan Gas East 7.8750% Due 02/01/10 Issued 02/01/00	140,000.000	**	161,104
	Lehman Brothers Hldgs Inc 4.0000% Due 01/22/08 Issued 01/21/03	20,000.000	**	19,902
	Lehman Brothers Hldgs Inc 3.5000% Due 08/07/08 Issued 07/28/03	500,000.000	**	486,953
	Mastr Adj Rate Mtges Tr 3.8177% Due 12/25/34 Issued 11/01/04	530,000.000	**	505,338

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate of
	(b)	Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value

	Mastr Alternative Loan Tr 5.5000% Due 12/25/33 Issued 11/01/03	600,000.000	**	499,511
	Mastr Alternative Loan Tr 4.5000% Due 09/25/19 Issued 09/01/04	585,000.000	**	545,549
	Merrill Lynch & Co Inc M/T/N 3.9287% Due 05/22/06 Issued 05/22/01	425,000.000	**	426,908
	Morgan Stanley 5.3000% Due 03/01/13 Issued 02/26/03	425,000.000	**	435,842
	Morgan Stanley & Co Inc 4.2500% Due 05/15/10 Issued 05/07/03	510,000.000	**	502,972
	Mortgage It Tr 2.8000% Due 02/25/35 Issued 01/19/05	265,000.000	**	267,176
	National City Bk Cleveland 4.6250% Due 05/01/13 Issued 05/08/03	400,000.000	**	392,468
	Onyx Accep Owner Tr 3.0900% Due 09/15/08 Issued 05/27/04	705,000.000	**	699,892
	Pseg Pwr Llc 3.7500% Due 04/01/09 Issued 03/30/04	80,000.000	**	77,799
	Principal Life Income Fundings M/T/N 3.2000% Due 04/01/09 Issued 03/29/04	130,000.000	**	124,093
	Protective Life Secd Trs Secd 4.0000% Due 04/01/11 Issued 04/01/04	300,000.000	**	288,522
	Residential Accredit Loans Inc 5.0000% Due 06/25/34 Issued 06/01/04	499,834.000	**	495,339
	Sempra Energy 4.7500% Due 05/15/09 Issued 05/21/04	85,000.000	**	85,428
	Union Pac Corp 6.125% Due 01/15/12 Issued 01/17/02	170,000.000	**	183,184
	Verizon Fla Inc 6.1250% Due 01/15/13 Issued 10/01/02	655,000.000	**	691,110
	Wfs Finl 2004-2 Owner Tr 2.8500% Due 09/22/08 Issued 05/27/04	1,100,000.000	**	1,088,861
	Wachovia Bk Coml Mtge Tr 4.0390% Due 10/15/41 Issued 11/01/04	340,000.000	**	332,753
	Wachovia Corp New 5.6250% Due 12/15/08 Issued 12/21/98	350,000.000	**	367,553
	Washington Mut Inc 4.2000% Due 01/15/10 Issued 12/20/04	360,000.000	**	354,114
	Wells Fargo & Co New 3.5000% Due 4/4/08 Issued 03/25/03	800,000.000	**	789,112

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Wells Fargo & Co New 3.1250% Due 04/01/09 Issued 03/24/04	25,000.000	**	23,926
	Wells Fargo Mtge Backed Secs Due 01/25/35	865,000.000	**	843,365
	Wells Fargo Mtge Backed Secs 5.0000% Due 07/25/19 Issued 06/01/04	725,000.000	**	680,230
	Wells Fargo Mtge Backed Secs 3.5410% Due 09/25/34 Issued 08/01/04	475,000.000	**	461,793
	Xl Cap Ltd 5.2500% Due 09/15/14 Issued 08/23/04	115,000.000	**	114,656

	Total Corporate Bonds			33,176,642

	Private Investment Funds
	Wells Fargo Collective Short Term Invest Fund	2,011,400.670	**	2,011,401
	Wells Fargo High Yield Bond Fund	2,671,430.484	**	29,499,805

	Total Private Investment Funds			31,511,206

	Foreign Bonds
	Quebec Prov Cda 4.8750% Due 05/05/14 Issued 05/05/04	275,000.000	**	277,129
	Royal Bk Cda Montreal Que 3.8750% Due 05/04/09 Issued 04/29/04	360,000.000	**	354,535

	Total Foreign Bonds			631,664

	Warrants
	Lucent Technologies Inc Wts	413.000	**	368

	Total Warrants			368

	Contracts With Insurance Company
	Cigna Chartered Guaranteed Long-Term A/C	58,289.807	**	1,809,752

	Total Contracts With Insurance Company			1,809,752

Steelcase Inc. Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

February 28, 2005

		(c)
		Description of
		Investment,
		Including Maturity
		Date, Rate
	(b)	of Interest,
	Identity of Issuer, Borrower,	Collateral, Par or	(d)	(e)
(a)	Lessor or Similar Party	Maturity Value	Cost	Current Value
	Common Stock
*	Steelcase Inc Cl A	53,641.000	**	765,993

	Total Common Stock			765,993

	Participant Loans
	Plan Loans - Various Participant notes	5.00-10.00%	—	16,239,014

	Total Participant Loans			16,239,014

	Total Investments			$1,348,599,524

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm